Business Outsourcing Services, Inc.
                         1001 SW 5th Avenue, Suite 1100
                             Portland, Oregon 97204
                                Tel: 503-206-0935


                                February 4, 2011

VIA EDGAR - Correspondence

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Morgan Youngwood

     Re: Business Outsourcing Services, Inc.
         Form 10-Q for the Quarterly Period Ended February 28, 2010 Filed November 10, 2010
         Form 10-Q for the Quarterly Period Ended May 31, 2010
         Filed November 10, 2010
         Form 10-Q for the Quarterly Period Ended August 31, 2010
         Filed October 20, 2010
         File No. 333-158386

Dear Mr. Youngwood:

     Please find electronically transmitted herewith changes to Business Outsourcing Services, Inc.'s (the "Company") Form 10-Q for the Quarterly Period Ended February 29, 2010, filed on November 10, 2010, Form 10-Q for the Quarterly Period Ended May 31, 2010, filed on November 10, 2010 and Form 10-Q for the Quarterly Period Ended August 31, 2011 filed on October 20, 2010, which include the disclosure requested in your comment letter dated December 7, 2010.

     In addition, the Company hereby acknowledges the following:

     * The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

     * The Company may not assert staff comments in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     We trust that this reply, along with the amended Form 10-Q's, have addressed all your concerns. Should you have any questions, please do not hesitate to contact us. Thank you.

                                   Very truly yours,
                                   Business Outsourcing Services, Inc.



                                   By: /s/ Guilbert Cuison
                                      --------------------------------
                                   Name:  Guilbert Cuison
                                   Title: President